SECU 18007347

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49740 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 02/01/17 (MM/DD/YY) AND ENDING 01/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. Sherwold Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road

(No. and Street)

Lake Forest (City) California (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Sherwold 949 470-0700

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 25 2018 DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CYC 7/25/18

# OATH OR AFFIRMATION

I, Gary W. Sherwold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. Sherwold Associates, Inc., as of January 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***

THOMAS P. FLYNN II
COMM. # 2090558
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 16, 2018

State of CALIFORNIA
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 27th day of MARCH, 2018 by GARY W. SHERWOLD proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of G. W. Sherwold Associates, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of G. W. Sherwold Associates, Inc. (the "Company") as of January 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2009.
Northridge, California
March 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

**G. W. Sherwold Associates, Inc.**
**Statement of Financial Condition**
**January 31, 2018**

**Assets**

| | |
|---|---|
| Cash | $ 408,608 |
| Receivable from related party | 48,100 |
| Commissions receivable | 7,000 |
| Property and equipment, net | 59,345 |
| **Total assets** | $ 523,053 |

**Liabilities and Stockholder's Equity**

**Liabilities**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 57,993 |
| Pension payable | 88,560 |
| Payroll taxes payable | 504 |
| **Total liabilities** | 147,057 |

**Stockholder's equity**

| | |
|---|---|
| Common stock, no par value, 100,000 shares authorized, 1,010 shares issued and outstanding | 1,010 |
| Additional paid-in capital | 9,552 |
| Retained earnings | 365,434 |
| **Total stockholder's equity** | 375,996 |
| **Total liabilities and stockholder's equity** | $ 523,053 |

*The accompanying notes are an integral part of these financial statements.*

**G. W. Sherwold Associates, Inc.**
**Statement of Operations**
**For the Year Ended January 31, 2018**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 1,512,492 |
| Other income | 29 |
| **Total revenues** | 1,512,521 |
| **Expenses** | |
| Employee compensation and benefits | 792,060 |
| Administrative fees | 145,866 |
| Occupancy and equipment rental | 301,200 |
| Professional fees | 25,160 |
| Other operating expenses | 265,676 |
| **Total expenses** | 1,529,962 |
| **Net (loss)** | $ (17,441) |

*The accompanying notes are an integral part of these financial statements.*

**G. W. Sherwold Associates, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended January 31, 2018**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at January 31, 2017** | $ 1,010 | $ 9,552 | $ 382,875 | $ 393,437 |
| Net (loss) | - | - | (17,441) | (17,441) |
| **Balance at January 31, 2018** | $ 1,010 | $ 9,552 | $ 365,434 | $ 375,996 |

*The accompanying notes are an integral part of these financial statements.*

**G. W. Sherwold Associates, Inc.**
**Statement of Cash Flows**
**For the Year Ended January 31, 2018**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net (loss) | | $ (17,441) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 27,700 | |
| (Increase) decrease in assets: | | |
| Commissions receivable | (7,000) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 633 | |
| Pension payable | 1,349 | |
| Payroll taxes payable | (21) | |
| Total adjustments | | 22,661 |
| **Net cash provided by (used in) operating activities** | | 5,220 |
| **Cash flow from investing activities:** | | - |
| **Net cash provided by (used in) in investing activities** | | - |
| **Net cash provided by (used in) financing activities** | | - |
| **Net increase (decrease) in cash** | | 5,220 |
| **Cash at beginning of year** | | 403,388 |
| **Cash at end of year** | | $ 408,608 |
| **Supplemental disclosure of Cash Flow Information:** | | |
| **Interest Paid** | | 0 |
| **Taxes Paid** | | 2,366 |

*The accompanying notes are an integral part of these financial statements.*

G. W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2018

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

G. W. Sherwold Associates, Inc. (the "Company") was incorporated in the State of California on April 14, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the sale of variable life annuities and mutual funds. The Company conducts all of its activities with customers located in Southern California.

The Company is affiliated through common ownership with Associated Suites, Ltd. ("Associated").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company introduced all of its securities transactions on a "subscription way basis", whereby all customers' securities applications and checks are submitted directly to the mutual fund company or variable annuity provider. As of January 31, 2018, there was $7,000 in commissions receivable from mutual fund and/or variable annuity providers.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are stated at cost. Repairs and Maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Advertising and marketing costs are expensed as incurred. For the year ended January 31, 2018, the Company included $2,936 of advertising and marketing costs in other operating expenses.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | | Useful Life |
|---|---|---|---|
| Leasehold improvements | $ | 194,819 | 6 |
| Computers | | 94,168 | 4 |
| Furniture & Equipment | | 159,720 | 6 |
| Signs | | 9,510 | 6 |
| Total cost of property and equipment | | 458,217 | |
| Less: accumulated depreciation | | (398,872) | |
| Property and equipment, net | $ | 59,345 | |

Depreciation expense for the year ended January 31, 2018 was $27,700.

G. W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2018

**Note [illegible] [illegible]NCOME TAXES**

The i[illegible]ne tax expense is composed of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Feder[illegible] | $ - | $ - | $ - |
| State | 2,366 | - | 2,366 |
| Tota[illegible] [illegible]me tax expense | $ 2,366 | $ - | $ 2,366 |

The C[illegible]pany is required to file income tax returns in both federal and state tax jurisdictions. The C[illegible]any's tax returns are subject to examination by taxing authorities in the jurisdictions in whi[illegible] operates in accordance with the normal statutes of limitations in the applicable juri[illegible]. For federal purposes, the statue of limitations is three years. Accordingly, the Com[illegible]s no longer subject to examination of federal returns filed more than three years prior to th[illegible] of these financial statements. The statute of limitations for state purposes is generally three [illegible], but may exceed this limitation depending upon the jurisdiction involved. Returns that [illegible]led within the applicable statute remain subject to examination. As of January 31, 201[illegible] S has not proposed any adjustment to the Company's tax position.

**Not[illegible] [illegible]TIREMENT PLAN**

The [illegible]ny has a defined contribution plan ("Plan") covering substantially all of its emp[illegible] [illegible]mployees are required to have attained the age of 21 and to have completed one year [illegible]e in order to be eligible to participate in the Plan. The Plan does not provide for mat[illegible]tributions from the employer, but the employer may make an annual discretionary cont[illegible] to the Plan. For the year ended January 31, 2018, the Company recognized a con[illegible]xpense of $88,560 under this plan.

**Not[illegible] [illegible]ATED PARTY TRANSACTIONS**

In [illegible]f 2006, the Company entered into a service agreement with Associated for certain bus[illegible]gement services for the Company. During the year ended January 31, 2010, the Cor[illegible] entered into an expense sharing agreement whereby the Company reimburses Ass[illegible]r certain administrative services. Under these agreements, for the year ended Jan[illegible]018, the Company paid $145,866 for administrative fees which is reflected on the Stat[illegible]perations.

The [illegible] also has a month-to-month office lease agreement with Associated. Total occ[illegible]ense for the year ended January 31, 2018, was $301,200.

**Note 5: RELATED PARTY TRANSACTIONS (Continued)**

For the year ended January 31, 2018, a total of $48,100 is owed by the Company's sole shareholder and is included in receivables from related party on the Statement of Financial Condition. This amount is non interest bearing, uncollateralized and due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

**Note 6: CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk default depends of the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

**Note 7: COMMITMENTS AND CONTINGENCIES**

*Commitments*

The Company entered into a lease agreement for office equipment under a sixty month, non-cancellable lease commencing in September of 2016.

At January 31, 2018, the minimum annual payment moving forward is:

| | |
|---|---|
| Year Ending January 31, 2019: | $ 4,882 |
| Year Ending January 31, 2020: | $ 4,882 |
| Year Ending January 31, 2021: | $ 4,882 |
| Year Ending January 31, 2022: | $ 3,661 |

During the year ended January 31, 2018, the Company paid $11,906 for leased equipment.

**Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" of "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through the issuance of Accounting Standards Updates ("ASUs").

**Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending January 31, 2018. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 9: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2018, the Company had net capital of $268,551 which was $258,747 in excess of its required net capital of $9,804; and the Company's ratio of aggregate indebtedness ($147,[illegible]) to net capital was 0.55 to 1, which is less than the 15 to 1 maximum allowed.

**Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a difference of $8[illegible],562 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 357,113 |
| Adjustments: | | |
| Retained earnings | $ (88,562) | |
| Total adjustments | | (88,562) |
| Net capital per audited statements | | $ 268,551 |

**G. W. Sherwold Associates, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of January 31, 2018**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 1,010 | |
| Additional paid-in capital | 9,552 | |
| Retained earnings | 365,434 | |
| **Total stockholder's equity** | | $ 375,996 |
| **Less: Non-allowable assets** | | |
| Receivable from related party | (48,100) | |
| Property and equipment, net | (59,345) | |
| **Total non-allowable assets** | | (107,445) |
| **Net capital** | | 268,551 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 9,804 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | 9,804 |
| **Excess net capital** | | $ 258,747 |
| Ratio of aggregate idebtedness to net capital | 0.55 : 1 | |

There was a difference of $88,560 between the net capital computation shown above and net capital computation shown on the company's unaudited form X-17A-5 report dated January 31, 2018

*See report of independent registered public accounting firm*

**G. W. Sherwold Associates, Inc.**
**Schedule II - Computation for Determination of the**
**Reserve Requirements Pursuant to Rule 15c3-3**
**As of January 31, 2018**

A computation of reserve requirements is not applicable to G. W. Sherwold Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

*See report of independent registered public accounting firm*

**G. W. Sherwold Associates, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of January 31, 2018**

Information relating to possession or control requirements is not applicable to G. W. Sherwold Associates, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

*See report of independent registered public accounting firm*

**G.W. Sherwold Associates, Inc.**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended January 31, 2018**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) G.W. Sherwold Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which G.W. Sherwold Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) G.W. Sherwold Associates, Inc. stated that G.W. Sherwold Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. G.W. Sherwold Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G.W. Sherwold Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

# G. W. Sherwold Associates, Inc.

*A Registered Investment Advisory Firm*

Estate & Financial Planning

## Assertions Regarding Exemption Provisions

We, as members of management of G.W. Sherwold Associates, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision**

The Company met the identified exemption provision without exception for the year ended January 31, 2018.

G.W. Sherwold Associates, Inc.

By:

Gary W. Sherwold, President

3/26/ 201

(Date)

Member FINRA & SIPC
22994 El Toro Road, Lake Forest, CA 92630
Ph(949) 470-0700 Fax(949) 470-0707 1(8[illegible]) Sherwold http://www.gwsherwold.com

**G.W. Sherwold Associates, Inc.**
**Report on the SIPC Annual Assessment**
**Pursuant to Rule 17a-5(e)4**
**For the Year Ended January 31, 2018**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

**Board of Directors**
**G.W. Sherwold Associates, Inc.**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by G.W. Sherwold Associates, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of G.W. Sherwold Associates, Inc. (the "Company") for the year ended January 31, 2018, solely to assist you and SIPC in evaluating G.W. Sherwold Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we per[illegible] findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash dis[illegible] entries noting no [illegible]rences;

2. Con[illegible] the Total Revenue amounts [illegible]rted on the Annual Audited Report Form X-17A-5 P[illegible] for the year ended January 31, 2018, with the Total Revenue amounts reported in Form [illegible]-7 for the year ended January [illegible], 2018, noting no differences;

3. Con[illegible]stments reported [illegible] Form SIPC-7 with supporting schedules and wor[illegible] no differences;

4. Rec[illegible]metical accuracy [illegible] the calculations reflected in Form SIPC-7 and in the [illegible]s and working pap[illegible] supporting the adjustments noting no differences; and

5. Con[illegible] of any overpay[illegible] applied to the current assessment with the Form SIP[illegible]s originally com[illegible]d noting no differences.

9221 Corbin Ave[illegible], California 91324
*phone* 818.886.[illegible] www.baicpa.com
LOS ANGELES OAKLAND SEATT[illegible]

WE FOCUS & CARE™

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be a[illegible]uld not be used by anyone [illegible] than these specified parties.

Breard & Associates, Inc.
Certified Public [illegible]ntants

Northridge, Cali[illegible]
March 26, 2018

**G.W. Sherwold Associates, Inc.**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended January 31, 2018**

| | | Amount |
|---|---|---|
| **Total assessment** | $ | 1,252 |
| SIPC-6 general assessment<br>Payment made on August 10, 2017 | | (716) |
| SIPC-7 general assessment<br>Payment made on February 7, 2018 | | (536) |
| **Total assessment balance (overpayment carried forward)** | $ | - |